

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

October 27, 2009

Mr. David M. Rainey
Interim Chief Executive Officer, President, Chief
Financial Officer, Treasurer and Secretary
Debt Resolve, Inc.
150 White Plains Road, Suite 108
Tarrytown, New York 10591

> **RE: Debt Resolve, Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 19, 2009 and October 22, 2009**
> **File No. 1-33110**

Dear Mr. Rainey:

We have completed our review of Forms 8-K and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief